EXHIBIT 99.24
                         HALDER EMPLOYMENT AGREEMENT


Mr. G. R. Halder,
7, Wood Lane,
Hertwell,
Northants, NN7 2HG.                                           27th July, 2000

Dear Graeme

Further to our several recent meetings I am pleased to confirm, on behalf of Command Security Corporation Inc., an offer to transfer your employment from Reliance Security Services Limited to the position of Chief Financial Officer, as a Command Board Director, reporting to Bill Vassell, CEO. The appointment will formally commence upon completion of the legal processes which will secure for the Reliance Security Group, an investment in Command Security Corporation Inc..

The principal conditions of this transfer are as follows:-

1.   Basic Salary

     Your basic salary will be $138,000 with effect from 20th August, 2000, payable in the USA. As you are aware, because of time delays in securing a Visa, for the first few months you will be paid by Reliance Security Services Limited, in the UK.

2.   Bonus arrangements

     For achievement of the Business Plan in year one you will receive a payment of 20% of basic salary. You may also receive an additional payment of up to a further 30% of basic salary on a sliding scale, for performance in excess of Plan, subject to achievement of a series of personal objectives to be agreed with Bill Vassell. Recognising the uncertainty of these objectives and the Plan at the time of writing, in this first year, you will be guaranteed a minimum payment of 10% of basic salary, payable at the end of the month following publication of Command's annual results and subject to you being in employment and not under notice at that time. These bonus arrangements are discretionary and may be altered or withdrawn by the Company at any time.

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3.   Pension

     Under current Inland Revenue regulations you are allowed to remain a member of the Reliance Security Group Pension Scheme. Your own pension contributions and those of Command as your employer will be paid into the scheme using a notional salary of (pound)90,000 for calculation, this being the UK rate for the role you will be fulfilling in the USA.

4.   Share Options

     As soon as possible after finalising the Reliance investment an Executive Share Option Scheme will be established within Command which it is intended will be broadly in line with a UK approved type scheme but obviously subject to US legislation. Once the scheme is established you will be entitled to 75,000 share options at a price equivalent to the average market price of the three days prior to the date of grant, which it is intended will be during the period of six weeks following announcement of the transaction. Fifty percent of the options allocated will be exercisable on the third anniversary of grant, with a further twenty five percent exercisable on the fourth and fifth anniversaries. In principle, the main conditions of exercise will be the achievement of the agreed Command Business Plan over the three year period 2000/01 to 2002/03 and subject to you being in the employment of Command Security Corporation Inc. for at least three years at the first exercise date and Command or Reliance Security Group for the second and third exercise dates; and not under notice at any of the points of exercise. In the event that you return to the UK after at least two years with Command and we are unable to offer you employment at an appropriate level within the Reliance Security Group in the UK, then you will be entitled to exercise your full option entitlement within three months of leaving by reason of redundancy.

     Exact terms of the right to exercise will be determined by the rules of the scheme established.

5.   US -v- UK Tax Liability

     It is our intention that, with regard to the relevant tax regimes, you should be no better or no worse off as a result of your assignment to the USA. To achieve this the Company will enter into a `tax equalisation' agreement with you. You will pay tax in the US as a normal employee but at the year end our advisers will calculate the `hypothetical tax' you would have paid had you stayed in the UK. A reconciliation will follow with the company reimbursing you for any `excess' tax paid. Similarly if you have `underpaid' tax in the US then Reliance Security Services Limited will charge you the difference which will be collected in a mutually acceptable manner. The calculation will take into account and re-imburse you, if appropriate, for any tax paid on supplements or allowances paid as a result of the assignment - e.g. for housing, school fees, air fares, etc..

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6.   Car/Fuel

     You will be provided with a car in line with the Command car policy prevailing at any one time. The car will be fully expensed.

7.   Holiday

     You will be entitled to twenty two days annual holiday and 10 days public holiday per year, commencing at 1st January 2001. For the remainder of this holiday year to 31st December you will be entitled to take 11 days plus 4 public holidays.

8.   Disturbance Allowance

     You will be paid a disturbance allowance of $13800 per annum. This amount will be divided into twelve equal amounts and paid monthly as a supplement to your basic salary.

9.   Housing

     The Company will fund the monthly rental of a suitable property in the US less a sum equivalent to the actual net rental income (after agency fees) received from the let of your Hertwell property during a similar period. Upon your return to the UK the Company will pay a sum of 10% of the actual net rental of your UK property towards any refurbishment necessary.

10.  Schooling

     The Company will fund 100% of the reasonable costs of private education for your two eldest children. You will be responsible for the cost of any extra- curricular activities, books, trips, etc.

11.  Air Travel

     The Company will pay an allowance of $6000 per annum towards the cost of return air fares to the UK. This amount will be divided into twelve equal amounts and paid monthly as a supplement to your basic salary.

12.  Health Insurance

     You will be provided with health insurance cover for yourself and your Family, with a suitable insurer, on the basis applicable in Command.

13.  Sickness

     In the event of absence due to sickness you will be entitled to receive full pay for the first 8 weeks of absence.

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14.  Removal and Storage

     The Company will refund all reasonable costs of removal of your personal furnishings to the USA and, subject to paragraph 16 hereof, back to the UK at the end of your proposed appointment with Command, including any short term storage necessary, provided you are not under notice of termination at the date of return to the UK.

15.  Notice

     You will be entitled to receive and required to give six months notice of intention to terminate your employment.

16.  Duration

     Whilst it is not the intention that this offer should form the basis of a fixed term contract, it is expected that your appointment in the US will probably last for three years, following which your transfer back to the UK will be on the basis of continuity of employment within the Reliance Security Group. If, however, you wish to return having completed at least two years service then the Company will refund the costs of repatriation outlined above and will do its utmost to secure an appointment for you within the Reliance Security Group. If you wish to return before a period of two years has elapsed, from 20th August 2000, then you will resign and any costs of repatriation will be at your own expense.

Finally, Graeme it only remains for me to wish you every good fortune in this new venture. Having worked with you for the last four years I am in no doubt you will make it a great success and if I personally can help you in any way then I will be only too pleased to do so. Good luck

Yours sincerely

Geoff Haslehurst
Group Finance Director